FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of January 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Following the notice from The Nasdaq Stock Market reported in the Registrant's Form 6-K dated January 27, 2005, the Registrant has received an additional notice from The Nasdaq Stock Market indicating that based on further review of the Registrant's Form 6-K dated January 10, 2005, it has determined that the stockholders' equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore the Registrant was in compliance with the stockholders' equity requirement for continued listing on The Nasdaq National Market and the matter has been closed.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: January 31, 2005